# SEC Schedule 13G/A (Amendment No. 6) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Canterbury Park Holding Corp, CIK 0001672909
CUSIP: 13811E101
Title of class of securities: Common Stock, $.01 par value
Address of issuer's principal executive offices: 1100 Canterbury Road, Shakopee, Minnesota (MN), 55379
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0002084285

## Reporting persons
- Black Diamond Capital Management I, LLLP: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Virgin Islands U.S. (VI); sole voting power 0; shared voting power 859,169; sole dispositive power 0; shared dispositive power 859,169; aggregate amount beneficially owned 859,169 (16.8% of the class)
- Deckoff Stephen H: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 859,169; sole dispositive power 0; shared dispositive power 859,169; aggregate amount beneficially owned 859,169 (16.8% of the class)

## Item 1. Issuer
Name of issuer: Canterbury Park Holding Corp
Address of issuer's principal executive offices: 1100 Canterbury Road, Shakopee, Minnesota, 55379

## Item 2. Person Filing
Name of person filing:
This statement is filed by Black Diamond Capital Management I, LLLP ("Black Diamond") and Stephen H. Deckoff ("Mr. Deckoff"). Black Diamond and Mr. Deckoff are each referred to as a "Reporting Person" and collectively as the "Reporting Persons."

This Amendment No. 6 to the Schedule 13G is being filed because, effective August 22, 2025, Black Diamond replaced BDCM CT, L.L.C. (f/k/a Black Diamond Capital Management, L.L.C.) as the primary registered investment adviser that exercises investment discretion on behalf of an investment advisory affiliate that serves as investment adviser to a Black Diamond investment vehicle for whose account the shares of common stock ("Shares") reported herein are held. Accordingly, Black Diamond is replacing BDCM CT, L.L.C. as a Reporting Person in this Schedule 13G. Mr. Deckoff is the Managing Principal of Black Diamond. Black Diamond and Mr. Deckoff accordingly may be deemed to be the beneficial owners of all of the Shares reported herein. The agreement among the Reporting Persons to file this statement jointly in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, is attached as Exhibit A to this statement.
Address of principal business office or, if none, residence: The principal business address of the Reporting Persons is 5330 Yacht Haven Grande, Suite 100, Box 35, St. Thomas, U.S. Virgin Islands 00802.
Citizenship: Black Diamond is a U.S.Virgin Islands limited liability limited partnership. Mr. Deckoff is a citizen of the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: As of September 30, 2025, each of the Reporting Persons may be deemed the beneficial owner of 859,169 Shares held for the account of Black Diamond Credit Strategies Master Fund, Ltd.
Percent of class: As of September 30, 2025, each of the Reporting Persons may be deemed the beneficial owner of approximately 16.8% of the Shares outstanding. (There were 5,099,272 Shares outstanding as of September 30, 2025, according to the Issuer's quarterly report on Form 10-Q, filed November 7, 2025.)
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 859,169
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 859,169

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Black Diamond Credit Strategies Master Fund, Ltd. (and its investment adviser, Black Diamond Credit Strategies Fund Adviser, L.L.C.) has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares covered by this statement that may be deemed to be beneficially owned by the Reporting Persons.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See disclosure in Item 2 hereof.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit A: Joint Filing Agreement

## Signatures
- Black Diamond Capital Management I, LLLP: /s/ Stephen H. Deckoff, Stephen H. Deckoff, Managing Principal (11/14/2025)
- Deckoff Stephen H: /s/ Stephen H. Deckoff, Stephen H. Deckoff (11/14/2025)